March 3, 2006
BY ELECTRONIC SUBMISSION
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Martin James

RE:	Skyworks Solutions, Inc. Form 10-K for the fiscal year ended September 30, 2005 Form 10-Q as of December 30, 2005 File No. 1-05560
Ladies and Gentlemen:
     This letter is being furnished in response to comments contained in the letter dated February 24, 2006 (the “Letter”) from Martin James of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to David J. Aldrich, President, Chief Executive Officer and Director of Skyworks Solutions, Inc. (“Skyworks” or the “Company”). The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.
Form 10-K for the fiscal year ended September 30, 2005
Cover Page
Comment:
1.	Please revise all of your future Forms 10-K and Forms 10-Q to clearly indicate the actual date of the end of the period for which you are reporting and not as of the last day of the calendar month. Your current presentation may be confusing to investors.
Response:
In future Forms 10-K and Forms 10-Q filings, the Company will clearly indicate the actual date of the end of the reporting period on the cover page.
Note 2. Summary of Significant Accounting Policies, Fiscal Year, Page 43
Comment:
2.	Since your fiscal year ends on the Friday closest to September 30th, please revise future filings to present your consolidated financial statements as of that date and for the fiscal periods ended at that date instead as of the last day of the calendar month for convenience. Your current presentation may be confusing to investors. This comment also applies to the disclosure in the Form 10-Q.

Response:
In future filings, including Forms 10-K and Forms 10-Q, the Company will present its consolidated financial statements as of the actual date and for the fiscal periods ended at that date.
Form 10-Q for the quarter ended December 30, 2005
Consolidated Statement of Operations
Comment:
3.	Please revise all future filings to remove the footnote included on the face of the statement. Net income including pro forma stock-based compensation expense for the first quarter of fiscal 2005, representing what net income would have been considering the effect of accounting for share-based payment transactions in accordance with SFAS 123(R), is a non-GAAP financial measure. According to Item 10(e) of Regulation S-K, you may not present non-GAAP financial measures on the face of your financial statements prepared in accordance with GAAP. You should continue to present the pro forma disclosures required by SFAS 123(R) in the notes to your financial statements.
Response:
In future filings the Company will remove the footnote included on the face of the Consolidated Statement of Operations. Additionally, the Company will continue to present the pro forma disclosures required by SFAS 123(R) in the notes to our financial statements.
Note 2. Summary of Significant Accounting Policies
Deferred Financing Costs, Page 7
Comment:
4.	Please revise all future filings to amortize financing costs using the effective interest method instead of on a straight-line basis over the life of the financing. Refer to paragraph 16 of APB 21.
Response:
In the future the Company will calculate the amortization of financing costs using the effective interest method as well as on a straight-line basis. Pursuant to paragraph 15 of APB 21, the Company will report amortization utilizing the straight-line method unless it is materially different than the amortization as calculated using the effective interest method. If the amount of amortization is materially different under the effective interest method, then the amount as calculated under this methodology will be recorded and reported.

The Company supplementally advises the Staff that since no principal payments are due until the entire debt instrument becomes due in November 2007, the effective interest method and the straight-line method will effectively yield the same amortization over that period.

Management’s Discussion and Analysis
Comment:
5.	Please expand the discussion in this section in future filings to highlight the effects of differences between the accounting for share-based payment arrangements before and after the adoption of Statement 123(R) and changes to share-based payment arrangements. In addition, include material qualitative and quantitative information about any of the items outlined in SAB Topic 14-M, as well as other information that could affect comparability of financial statements from period to period.
Response:
As stated in SEC Release FR-72, the principal objectives of MD&A are to give our readers a view of the Company through the eyes of management, to provide the context within which financial information should be analyzed and to provide information about the quality of, and potential variability of, our company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. Since the adoption of Statement 123(R) resulted in significant differences between the financial statements of the periods before and after the adoption, the Company will both enhance and expand its discussion of these differences in the MD&A. Furthermore, the Company will consider in future filings material qualitative and quantitative information about any of the following, as well as other information that might affect comparability of financial statements from period to period, and disclose such information in the MD&A as well as the footnotes to the financial statements:
•	Transition method selected (e.g., modified prospective application or modified retrospective application) and the resulting financial statement impact in current and future reporting periods;

•	Method utilized by the company to account for share-based payment arrangements in periods prior to the adoption of Statement 123R and the impact, or lack thereof, on the prior period financial statements;

•	Modifications made to outstanding share options prior to the adoption of Statement 123R and the reason(s) for the modification;

•	Differences in valuation methodologies or assumptions compared to those that were used in estimating the fair value of share options under Statement 123;

•	Changes in the quantity or type of instruments used in share-based payment programs, such as a shift from share options to restricted shares;

•	Changes in the terms of share-based payment arrangements, such as the addition of performance conditions; and

•	Total compensation cost related to nonvested awards not yet recognized and the weighted average period over which it is expected to be recognized.

The Company did provide the aforementioned disclosures in the footnotes to the consolidated financial statements and in future filings will provide these disclosures in the MD&A as well.

     Please feel free to contact me at (781) 376-3099 should you require additional information or have any questions concerning this letter.

Very truly yours,
/s/ Mark V.B. Tremallo
Mark V.B. Tremallo, Esq.
Vice President, General Counsel

cc:	David J. Aldrich, President and Chief Executive Officer Allan M. Kline, Vice President, Chief Financial Officer Paul E. Vincent, Vice President, Finance